Exhibit 3.1

SECOND CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

SOW GOOD INC.

The undersigned, for purposes of amending the Certificate of Incorporation, as amended (the “Certificate”) of Sow Good Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The Certificate of Incorporation of the Company was originally filed with the Secretary of State of the State of Delaware on February 15, 2024 under the name of the Company, and subsequently amended by the Certificate of Amendment of the Certificate of Incorporation filed with the Secretary of State of the State of Delaware on March 30, 2026 (as amended, the “Certificate of Incorporation”).

SECOND: Article IV of the Certificate of Incorporation is hereby further amended to add the following as paragraph D:

“D. Stock Split. Effective immediately upon the effectiveness of the Certificate of Amendment adding this paragraph to Article IV of this Certificate of Incorporation (the “Effective Time”), each two (2) to ninety-nine (99) shares of Common Stock that are issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, with the exact ratio within such range to be determined by the Board of Directors prior to the Effective Time and publicly announced by the Corporation, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Reverse Stock Split shall occur automatically without any further action by the Corporation or its stockholders and whether or not any certificate representing such shares immediately prior to the Effective Time (the “Old Certificate”) is surrendered to the Corporation. The Reverse Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock. The Reverse Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares shall be issued upon the reclassification and combination. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay an amount of cash equal to the product of (i) the fractional share to which the holder would otherwise be entitled and (ii) the then fair value of a share as determined in good faith by the Board of Directors. Following the Effective Time, each Old Certificate shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been reclassified and combined, subject to the elimination of fractional share interests as described above, until such time as such Old Certificate has been surrendered to the Corporation.”

E. On April 10, 2026, the Board of Directors of the Corporation determined that each fifteen (15) shares of the Corporation’s common stock, par value $0.001 per share (“Common Stock”), issued and outstanding immediately prior to the Effective Time, shall automatically be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, pursuant to the amendment set forth in this Certificate of Amendment.

THIRD: The foregoing amendment to the Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH: Except as herein amended, the Certificate of Incorporation, as amended herein, shall remain in full force and effect.

FIFTH: This Certificate of Amendment, and the amendment to the Certificate of Incorporation contained herein, shall be effective at 5:00 p.m., Eastern Time, on April 23, 2026.

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Amendment to be signed by its duly authorized officer on this seventeenth day of April 2026.

SOW GOOD INC.

/s/ Yisroel Goldberg
Yisroel Goldberg
Chief Executive Officer, Chief Financial Officer and
Director